Filed by Adaptimmune Therapeutics plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TCR2 Therapeutics Inc.

Commission File No.: 001-38811

Adaptimmune Therapeutics plc (“Adaptimmune”) held a general meeting of its shareholders (the “Adaptimmune General Meeting”) on May 30, 2023. There were 994,353,498 ordinary shares entitled to vote at the Adaptimmune General Meeting based on the number of issued ordinary shares outstanding as of May 26, 2023, of which approximately 940,239,620 were held in the name of Citibank, N.A., which issues Adaptimmune-sponsored American Depositary Receipts evidencing American Depositary Shares each of which, in turn, represents six ordinary shares (“Adaptimmune ADSs”). Of the ordinary shares entitled to vote, holders representing 704,141,308 shares, or approximately 70.81%, were present in person or by proxy at the Adaptimmune General Meeting. In accordance with Adaptimmune’s Articles of Association, two persons being present and between them holding (or being the proxy or corporative representative of the holders of) at least one-third in number of the issued share capital of Adaptimmune as of May 30, 2023 and entitled to vote at the Adaptimmune General Meeting would constitute a quorum for the transaction of business at the Adaptimmune General Meeting.

Adaptimmune’s shareholders voted on the Allotment Proposal (as defined below) and the Share Issuance Proposal (as defined below) at the Adaptimmune General Meeting, which are described in more detail in the definitive joint proxy statement/prospectus filed by Adaptimmune with the U.S. Securities and Exchange Commission on April 20, 2023. Both proposals were approved by a show of hands in accordance with Adaptimmune’s Articles of Association. Set forth below are the total number of proxy votes received for and against each matter, as well as the total number of proxy abstentions (or votes withheld) received and broker non-votes with respect to each matter. Abstentions and broker non-votes had no effect on the vote outcome.

Proposal 1 - Allotment Proposal. Ordinary Resolution to authorize the directors of Adaptimmune for the purposes of Section 551 of the U.K. Companies Act 2006 to allot ordinary shares or to grant rights to subscribe for or to convert any security into ordinary shares in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of March 5, 2023, by and among Adaptimmune Therapeutics plc, TCR2 Therapeutics Inc. and CM Merger Sub, Inc., as amended on April 5, 2023.

For	Against	Abstain	Broker Non-Votes
701,895,396	2,187,610	58,302	284,870,084

Proposal 2 - Share Issuance Proposal. Ordinary Resolution to approve the issuance of Adaptimmune ordinary shares to be represented by Adaptimmune ADSs in connection with the merger for purposes of applicable Nasdaq rules.

For	Against	Abstain	Broker Non-Votes
702,000,624	2,075,620	65,064	284,870,084

Forward-looking Statements

This communication includes express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), about the proposed transaction between Adaptimmune and TCR2 Therapeutics Inc. (“TCR2”) and the operations of the combined company that involve risks and uncertainties relating to future events and the future performance of Adaptimmune and TCR2. Actual events or results may differ materially from these forward-looking statements. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “future,” “opportunity” “will likely result,” “target,” variations of such words, and similar expressions or negatives of these words are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of such forward-looking statements include, but are not limited to, express or implied statements regarding: the business combination and related matters, including, but not limited to, satisfaction of closing conditions to the proposed transaction, prospective performance and opportunities with respect to Adaptimmune or TCR2, post-closing operations and the outlook for the companies’ businesses; Adaptimmune’s, TCR2’s or the combined company’s targets, plans, objectives or goals for future operations, including those related to Adaptimmune’s and TCR2’s product candidates, research and development, product candidate introductions and product candidate approvals as well as cooperation in relation thereto; projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; future economic performance, future actions and outcome of contingencies such as legal proceedings; and the assumptions underlying or relating to such statements.

These statements are based on Adaptimmune’s and TCR2’s current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. A number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing for completion of the proposed transaction; the possibility that competing offers will be made by third parties; the occurrence of events that may give rise to a right of one or both of Adaptimmune and TCR2 to terminate the Merger Agreement; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived on a timely basis or at all, including the possibility that a governmental entity may prohibit, delay, or refuse to grant approval, if required, for the consummation of the proposed transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of consents or regulatory approvals or actions, if any; the possibility that the proposed transaction may not be completed in the time frame expected by Adaptimmune and TCR2, or at all; the risk that Adaptimmune and TCR2 may not realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with Adaptimmune’s or TCR2’s employees, business or collaboration partners or governmental entities; the ability to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the proposed transaction; potential negative effects related to this announcement or the consummation of the proposed transaction on the market price of Adaptimmune’s American Depositary Shares or TCR2’s common stock and/or Adaptimmune’s or TCR2’s operating or financial results; uncertainties as to the long-term value of Adaptimmune’s American Depositary Shares (and the ordinary shares represented thereby), including the dilution caused by Adaptimmune’s issuance of additional American Depositary Shares (and the ordinary shares represented thereby) in connection with the proposed transaction; unknown liabilities related to Adaptimmune or TCR2; the nature, cost and outcome of any litigation and other legal proceedings involving Adaptimmune, TCR2 or their respective directors, including any legal proceedings related to the proposed transaction; risks related to global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations; potential delays or failures related to research and/or development of Adaptimmune’s or TCR2’s programs or product candidates; risks related to any loss of Adaptimmune’s or TCR2’s patents or other intellectual property rights; any interruptions of the supply chain for raw materials or manufacturing for Adaptimmune or TCR2’s product candidates, the nature, timing, cost and possible success and therapeutic applications of product candidates being developed by Adaptimmune, TCR2 and/or their respective collaborators or licensees; the extent to which the results from the research and development programs conducted by Adaptimmune, TCR2, and/or their respective collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; uncertainty of the utilization, market acceptance, and commercial success of Adaptimmune or TCR2’s product candidates, and the impact of studies (whether conducted by Adaptimmune, TCR2 or others and whether mandated or voluntary) on any of the foregoing; unexpected breaches or terminations with respect to Adaptimmune’s or TCR2’s material contracts or arrangements; risks related to competition for Adaptimmune’s or TCR2’s product candidates; Adaptimmune’s or TCR2’s ability to successfully develop or commercialize Adaptimmune’s or TCR2’s product candidates; Adaptimmune’s, TCR2’s, and their collaborators’ abilities to continue to conduct current and future developmental, preclinical and clinical programs; potential exposure to legal proceedings and investigations; risks related to changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing, development or commercialization of any of Adaptimmune’s or TCR2’s product candidates; unexpected increase in costs and expenses with respect to the potential transaction or Adaptimmune’s or TCR2’s business or operations; and risks and uncertainties related to epidemics, pandemics or other public health crises and their impact on Adaptimmune’s and TCR2’s respective businesses, operations, supply chain, patient enrollment and retention, preclinical and clinical trials, strategy, goals and anticipated milestones. While the foregoing list of factors presented here is considered representative, no list should be considered to be a complete statement of all potential risks and uncertainties. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. A more complete description of these and other material risks can be found in Adaptimmune’s and TCR2’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including each of their Annual Reports on Form 10-K for the year ended December 31, 2022, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC, as well as, the Registration Statement on Form S-4 which includes the joint proxy statement of Adaptimmune and TCR2 that also constitutes the prospectus of Adaptimmune, which joint proxy statement/prospectus has been mailed or otherwise disseminated to Adaptimmune’s shareholders and TCR2’s stockholders on or about April 24, 2023. Adaptimmune and TCR2 also plan to file other relevant documents with the SEC regarding the proposed transaction.

Any forward-looking statements speak only as of the date of this communication and are made based on the current beliefs and judgments of Adaptimmune’s and TCR2’s management, and the reader is cautioned not to rely on any forward-looking statements made by Adaptimmune or TCR2. Unless required by law, neither Adaptimmune nor TCR2 is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, including without limitation any financial projection or guidance, whether as a result of new information, future events or otherwise.